UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F     X        Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                 No     X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD.

By	/s/ Junichirou Otsuda
Junichirou Otsuda
Chief Manager
General Affairs Office

The Bank of Tokyo-Mitsubishi, Ltd.

Changes in Representative Directors

Tokyo, May 25, 2005 … The Bank of Tokyo-Mitsubishi, Ltd., announced today the following changes to its representative directors.

1. Changes effective May 25, 2005

Name	New Position	Current Position
Takahiro Moriguchi	Deputy President	Deputy President (Representative Director)

Naotaka Obata	Deputy President	Deputy President (Representative Director)

Masayuki Tanaka	Deputy President	Deputy President (Representative Director)

Norimichi Kanari	Deputy President (Representative Director)	Senior Managing Director

Yoshihiro Watanabe	Senior Managing Director	Senior Managing Director (Representative Director)

Fumiyuki Akikusa	Managing Director	Managing Director (Representative Director)

Tetsuo Iwata	Managing Director (Non-Board Member Director)	Managing Director (Representative Director)

Toshihiro Kashizawa	Managing Director	Managing Director (Representative Director)

2. Changes effective June 28, 2005*
Name	New Position	Current Position
Ryusaburo Harasawa	Managing Director (Representative Director)	Director (Non-Board Member Director)

Nobuyuki Hirano	Managing Director (Representative Director)	Director (Non-Board Member Director)

Junichi Ito	Managing Director (Representative Director)	Director (Non-Board Member Director)

*	Please note that these changes will become effective following the 9th Annual General Meeting of Shareholders and the Meeting of Board of Directors, which are scheduled to be held on June 28, 2005.